EXHIBIT 99.3

Press Release

Guinea: Total reinforces its exploration in West Africa

Paris, October 9, 2017 – Total and the National Office of Petroleum of Guinea (ONAP) signed a Technical Evaluation Agreement to study deep and ultra deep offshore areas located off the coast of Guinea Conakry, covering approximately 55,000 square kilometers.

“By taking this position on a new under-explored area, Total pursues its exploration strategy targeting deep offshore prospective basins,” declared Kevin McLachlan, Senior Vice President Exploration for Exploration & Production at Total. “Therefore, Total has the opportunity to evaluate a very large area, located in an extension of the prolific Mauritania/Senegal basin where we already are. This will allow us to capitalize on our know-how and experience acquired in West Africa.”

According to the terms of this agreement, Total will have a year to assess the potential of the basin on the basis of existing data. At the end of this period, the Group will select three licenses to start an exploration program. As part of the agreement, Total will also train ONAP staff to develop their technical skills in exploration and production.

Total in Guinea

Total is the first distributor of petroleum products in Guinea. Active in the country in Marketing & Services activities through its Total Guinée affiliate, the Group owns a retail network of 150 service stations, and a 47% stake in SGP (entity managing the country stocks). Total Guinée is also present in aviation activities operated through the SOMCAG depot (with a 66% share).

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investors Relations: +44 (0)207 719 7962 | holding.communication-financiere@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.